Julian Hennig III Member Admitted in SC

Charleston Charlotte Columbia Greensboro Greenville Hilton Head Myrtle Beach

April 17, 2006

VIA EDGAR AND FACSIMILE – (202) 772-9203

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Attn: Daniel F. Duchovny, Esq.

Re:     CNB Corporation (the “Company”); Response to Staff Comments on Soliciting Materials filed pursuant to Rule 14a-12.

Gentlemen:

On behalf of our clients, Robert P. Hucks, Paul R. Dusenbury, H. Buck Cutts, Richard M. Lovelace, Jr., and Howard B. Smith, III (collectively our “Clients”), this letter is in response to Mr. Duchovny’s comment letter to me dated April 3, 2006, regarding the letter to shareholders of the Company filed by our Clients with the Commission on March 20, 2006 (the “Shareholder Letter”) pursuant to Rule 14a-12. This letter and attached affidavits are intended to respond to each of the comments in your April 3, 2006 letter concerning the Shareholder Letter. In accordance with your letter, we are providing to the staff the following on a supplemental basis. The following respond to such comments in the order set forth in the staff’s letter. The headings that follow are a restatement of your comments.

1.        We note this filing made by five of the company’s ten directors, including two persons who are also the company’s President and Executive Vice President. We also note that the majority of the disclosure addresses actions taken by the company to improve its results and governance with the participation of the filing individuals in their capacity as directors and officers of the company. Please tell us why this filing has not been made on behalf of the company. Alternatively, confirm that future similar filings will be made by the company

The Shareholder Letter was our Clients’ response to personal derogatory statements and attacks made against our Clients in correspondence by Willis J. Duncan

1441 Main Street Suite 1500 (29201) PO Drawer 2426 Columbia, SC 29202 www.nexsenpruet.com	T 803.253.8202 F 803.253.8277 E JHennig@nexsenpruet.com Nexsen Pruet Adams Kleemeier, LLC Attorneys and Counselors at Law

Securities and Exchange Commission

April 17, 2006

and W. Jennings Duncan (collectively the “Duncans”) to the shareholders of the Company and filed with the Commission on September 12, 2005 (the “Duncans’ Correspondence”). The Duncans filed a lawsuit against our Clients in which the Duncans claim that our Clients took improper actions at a joint meeting of the Boards of Directors of the Company and its subsidiary, The Conway National Bank (collectively the “Bank”), on June 14, 2005. Among the allegations which have been made by the Duncans is that certain of our Clients voted in favor of the actions taken at the Board meeting on June 14, 2005, because of promised salary increases. Our Clients’ Shareholder Letter is a summary of the facts which our Clients relied upon in discharging their duties as directors and voting as they did at the June 15th meeting. The Shareholder Letter is also a statement from our Clients to the shareholders that our Clients believe that they have acted in the best interest of the Company and its shareholders.

Please note that the Shareholder Letter does not mention an upcoming election of directors, nor does it request that any shareholder vote in favor of any potential candidates. However, in an abundance of caution, the Shareholder Letter was filed with the Commission under Rule 14a-12. It is anticipated at all future similar filings will be made not by our Clients, but instead by the Company.

2.	We note that the last paragraph on page 10 indicates investors are urged to read the proxy statement “if” and when it becomes available. It is unclear then whether you have any intention of filing a proxy statement. Further, it appears that you meet none of the exemptions from the application of Section 14(a) and Regulation 14A detailed in Rule 14a-2. The Commission did not intend to create another exemption from the proxy rules when Rule 14a-12 was adopted. Parties intending to rely upon Rule 14a-12 in making proxy solicitations may only do so to the extent that they intend to file a proxy statement and solicit proxies. See interpretation I.D.3 in the July 2001 Interim Supplement to the Telephone Interpretations Manual publicly available on our website, www.sec.gov. To the extent you do not plan to file and disseminate a proxy statement, please confirm that you will either (i) find an appropriate exemption under Rule 14a-2 from the application of Section 14(a) and Regulation 14A to future communications; or (ii) refrain from your pubic solicitation activities of CNB Corporation security holders.

Our Clients hereby confirm that to the extent that they do not plan to file and disseminate a proxy statement, they will either (i) find an appropriate exemption under Rule 14a-2 from the application of Section 14(a) and Regulation 14A to future communications; or (ii) refrain from pubic solicitation activities of CNB Corporation security holders.

Securities and Exchange Commission

April 17, 2006

3.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. For example, please provide support for the following:

•	your assertion that the current board’s “efforts to increase shareholder value are already showing positive results” (page 1; emphasis added);

Please see that affidavit of Robert P. Hucks, attached hereto as Exhibit A, stating that the December 31, 2005, shareholder dividend was the highest in the bank’s history and net income increased by 14.44%, assets increased 18.13%, total loans increased 23.82%, and deposits increased 19.05% over the previous year.

•	your disclosure that Mr. Jennings Duncan stated “This corporate governance is a waste of time” and that he had a “birthright” to run the bank (page 4);

Please see the affidavit of Paul R. Dusenbury, attached hereto as Exhibit B, in which he states that Jennings Duncan remarked to him that the corporate governance was a waste of time. Also see that affidavit of Robert P. Hucks, attached hereto as Exhibit A, in which he states he personally heard Mr. Jennings Duncan state that he had a birthright to run the bank.

•	your disclosure that you perceived the Duncans to have a hostile view toward “putting a woman on the Board” and that the Duncans made statements to that effect (pages 5 and 6);

Please see the affidavit of Richard M. Lovelace, Jr., attached hereto as Exhibit C, in which he states that he has personally heard Willis Duncan make disparaging comments about the possibility of a woman or African-American serving on the Board of Directors on numerous occasions. Also see the affidavit of Howard B. Smith, III, attached hereto as Exhibit D, in which he states that Willis Duncan made disparaging comments at a meeting of the Board of Directors about the idea of putting a woman and an African-American on the Board.

Securities and Exchange Commission

April 17, 2006

•	your disclosure that Jennings Duncan stated that he and his father were “splitting”‘ the salary for the top job” (page 6);

Please see the affidavit of Bruce Johanson, attached hereto as Exhibit E, in which he states that Jennings Duncan essentially told him while collecting data for a compensation survey and analysis that Jennings Duncan and his father, Willis Duncan, were splitting the President/CEO salary.

•	your disclosure that Willis Duncan stated that “any employee who wanted to make more money was ‘greedy”‘ (page 7);

Please see that affidavit of Robert P. Hucks, attached hereto as Exhibit A, stating that he has heard Willis Duncan make comments similar to this on many occasions. Also see that affidavit of Richard M. Lovelace, Jr., attached hereto as Exhibit C, in which he states he personally heard Willis Duncan make numerous comments to the effect that employees who wanted to make more money were “greedy.” Also see the affidavit of Howard B. Smith, III, attached hereto as Exhibit D, in which he states that he personally heard Willis Duncan express the opinion that employees who wanted to make more money were “greedy.”

•	your disclosure that Mr. O’Rourke had concluded that the salaries paid to Mr. Hucks and Mr. Dusenbery “after their raises, are well within the acceptable range for banks the size of The Conway National Bank” (page 7);

Please see that affidavit of Timothy O’Rourke, attached hereto as Exhibit F, in which he states that based upon his firm’s review of the compensation of Mr. Hucks and Mr. Dusenbury, after their raises, were well within the acceptable range for banks the size of The Conway National Bank.

•	your disclosure that Willis Duncan stated that Mr. Dusenbery had “ ‘been bought and paid for”‘ (page 8); and

This statement was publicly made at a meeting of the Board of Directors of CNB Corporation. Please see the affidavit of Robert P. Hucks, attached hereto as Exhibit A, and the affidavit of Paul R. Dusenbury, attached hereto as Exhibit B, in which they each state they heard Willis Duncan make this statement.

Securities and Exchange Commission

April 17, 2006

•	your statement that the Duncans’ lawsuit has negatively affected the bank and the company’s financial performance (page 9).

Please see the affidavit of Robert P. Hucks, attached hereto as Exhibit A, and the affidavit of Paul R. Dusenbury, attached hereto as Exhibit B, in which they each state how the lawsuit has negatively affected the bank and the company’s financial performance.

4.	We note that you refer security holders to the company’s proxy statement for the 2005 annual meeting to obtain participant information. Please give us your analysis of how information that is almost one year old is sufficient to comply with the requirement of Rule 14a-12(1)(i).

We respectfully note that Rule 14a-12(1)(i) does not contain a limitation as to the date of the document which the participants in the solicitation may reference in advising security holder where they may obtain the required information concerning the participants. Rule 14a-12(1)(i) permits the participants in the solicitation to include in “a prominent legend in clear, plain language advising security holders where they can obtain that information.” While the Company’s proxy statement for the 2005 annual meeting is as you note “almost one year old”, the information concerning our Clients and their security holdings was as of date of the filing of the Shareholder Letter accurate and complete.

For the reasons set forth above, we respectfully request that our Clients not be required to amend the Shareholder Letter. As instructed, immediately following this letter is the requested acknowledgement executed by our clients. Please contact me at (803) 253-8202 with any additional questions you may have regarding the enclosed.

Very truly yours,

/s/ Julian Hennig III
Julian Hennig III

cc.	Robert P. Hucks
Paul R. Dusenbury
H. Buck Cutts
Richard M. Lovelace, Jr.
Howard B. Smith, III

Securities and Exchange Commission

April 17, 2006

ACKNOWLEDGEMENT

As of this 17th day of April, 2006, each of the undersigned hereby acknowledges to the Securities and Exchange Commission that:

•	the filing person is responsible for the adequacy and the accuracy of the disclosure in the filing with the Securities and Exchange Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Robert P. Hucks
Robert P. Hucks

/s/ Paul R. Dusenbury
Paul R. Dusenbury

/s/ H. Buck Cutts
H. Buck Cutts

/s/ Richard M. Lovelace, Jr.
Richard M. Lovelace, Jr.

/s/ Howard B. Smith, III
Howard B. Smith, III

Securities and Exchange Commission

April 17, 2006

EXHIBIT INDEX

Exhibit A	Affidavit of Robert P. Hucks dated April 12, 2006

Exhibit B	Affidavit of Paul R. Dusenbury dated April 10, 2006

Exhibit C	Affidavit of Richard M. Lovelace, Jr. dated April 12, 2006

Exhibit D	Affidavit of Howard B. Smith, III dated April 12, 2006

Exhibit E	Affidavit of Bruce Johanson dated March 21, 2006

Exhibit F	Affidavit of Timothy O’Rourke dated April 7, 2006

STATE OF SOUTH CAROLINA	)
	)	AFFIDAVIT OF
COUNTY OF HORRY	)	ROBERT P. HUCKS

PERSONALLY APPEARED BEFORE ME, Robert P. Hucks, who, first being duly sworn, deposes and says:

1. I am employed as President/CEO of The Conway National Bank, and CNB Corporation. In that capacity, I am familiar with the financial performance and results of the Bank and CNB.

2. By letter dated April 3, 2006, the Securities and Exchange Commission requested that we provide support for certain assertions in a communication made to shareholders of CNB Corporation, which was filed with the SEC on March 20, 2006.

3. The following lists specific assertions as to which the SEC sought support, followed by the relevant support:

a) the assertion that the current board’s “efforts to increase shareholder value are already showing positive results.” Support: The December 31, 2005, shareholder dividend was the highest in the history of the bank, and reflected excellent performance on a number of other indicia related to shareholder value. As of December 31, 2005, for example, net income had increased 14.44%, assets increased 18.13%, total loans increased 23.82%, and deposits increased 19.05% over the previous year.

b) the disclosure that Mr. Jennings Duncan stated that he had a “birthright” to run the bank. Support: I personally heard Mr. Duncan make the statement that he had a “birthright” to run the bank. Jennings Duncan, Paul Dusenbury, and I were discussing one of the employee benefit programs offered by the Bank. I had stated that it was important to be sure that our program was competitive with other banks in the area, and that not all the Bank’s employees had large holdings of Bank stock to fall back on, as Mr. Duncan did. In response, Jennings Duncan stated that I was just jealous of him, because running this Bank was his birthright. I have always remembered this remark because it struck me as so odd that anyone would think that they had a “birthright” to run the Bank. Also, I recall this statement because it was made the morning before I went into the hospital for prostate cancer surgery in 1998.

c) the disclosure that Willis Duncan stated that “any employee who wanted to make more money was greedy.” Support: I have discussed employee compensation with Willis Duncan many times over several years, in many different settings. I have personally heard him make comments such as this on many occasions, over a period of years.

d) the disclosure that Willis Duncan stated that Mr. Dusenbury had “been bought and paid for.” Support: I personally heard Willis Duncan make this statement during the December 14, 2005, meeting of the Board of Directors of CNB Corporation.

e) the statement that the Duncan’s lawsuit has negatively affected the bank and the company’s financial performance. Support: The Bank and CNB Corporation were named as defendants in the lawsuit filed by the Duncans. Therefore, it was necessary for them to retain legal counsel. To date, they have paid this legal counsel approximately $37,000 in connection with the lawsuit. The expenditure of these funds has reduced profits to the holding company. In addition, the attention and time of Bank personnel have been diverted from bank business, in order to attend to matters involved in the litigation.

/s/ Robert P. Hucks
Robert P. Hucks

SWORN TO before me this

12th day of April, 2006

/s/ Emily Lewis
Notary Public for South Carolina
My Commission Expires: August 29, 2015

STATE OF SOUTH CAROLINA	)
	)	AFFIDAVIT OF
COUNTY OF HORRY	)	PAUL R. DUSENBURY

PERSONALLY APPEARED BEFORE ME, Paul R. Dusenbury, who, being first duly sworn, deposes and says:

1. I am employed as Executive Vice-President of The Conway National Bank. I am also personally acquainted with Jennings Duncan, and have known him for many years. I worked closely with Jennings Duncan when he was President of the Bank.

2. In 2004, and into 2005, the outside Directors on the Bank’s Board were taking a more active interest in corporate governance issues and how the Sarbanes-Oxley legislation affected the Bank’s management and operations. Howard Smith and Buck Cutts, in particular, were seeking more information and asking more questions about the Bank’s management, as well as suggesting various changes and reforms in how the Bank conducted its business.

3. I recall being with Jennings Duncan and discussing a request that one of the outside Directors had made for copies of some documents, when Mr. Duncan made a remark to the effect that all this corporate governance thing was a waste of time. To the best of my recollection, this was around year-end 2004. I remembered this comment because it concerned me that Mr. Duncan did not appear to be taking seriously the concerns that were coming from Mr. Cutts and Mr. Smith, as well as Mr. Lovelace, that we analyze our management structure and consider reforms.

4. I am also a member of the Board of Directors of CNB Corporation. At the December 13, 2005, meeting of the CNB Board of Directors, Willis Duncan made the statement that I had been “bought and paid for.”

5. The Duncans’ lawsuit was filed in September, 2005. Since that time, I have had to devote considerable time to this lawsuit, which otherwise would have been spent working on Bank business. In addition, various Bank personnel have had to spend their time dealing with issues relating to the litigation. The Duncans’ lawsuit has, therefore, put an added time burden on Bank personnel. Further, the Bank has paid approximately $37,000 to its legal counsel in this case, which would otherwise have contributed to profits.

/s/ Paul R. Dusenbury
Paul R. Dusenbury

SWORN TO before me this

10th day of April, 2006

/s/ Angela Hearl
Notary Public for South Carolina
My Commission Expires: 09-09-2009

STATE OF SOUTH CAROLINA	)
	)	AFFIDAVIT OF
COUNTY OF HORRY	)	RICHARD M. LOVELACE, JR.

PERSONALLY APPEARED BEFORE ME, Richard M. Lovelace, Jr., who, first being duly sworn, deposes and says:

1. I am a member of the Board of Directors of The Conway National Bank. I have been a member of the Board for more than twenty years. During this period of time I have had many interactions with Willis and Jennings Duncan, concerning a wide variety of Bank issues.

2. I have personally heard Willis Duncan make disparaging comments regarding the possibility of women or African-Americans serving on the Bank’s Board of Directors on numerous occasions over the years. I also heard Willis Duncan make comments to the effect that employees who wanted to make more money were “greedy” on numerous occasions over the years, usually in the context of discussing employee compensation levels at the Bank.

/s/ Richard M. Lovelace, Jr.
Richard M. Lovelace, Jr.

SWORN TO before me this

12 day of April, 2006

/s/ Susan P. Shelley
Notary Public for South Carolina
My Commission Expires: 12/19/11

STATE OF SOUTH CAROLINA	)
	)	AFFIDAVIT OF HOWARD B.
COUNTY OF HORRY	)	SMITH, III

PERSONALLY APPEARED BEFORE ME, Howard B. Smith, III, who, first being duly sworn, deposes and says:

1. I am a member of the Board of Directors of CNB Corporation and The Conway National Bank. I have been a Board member for 13 years. During that time I have had many interactions with both Jennings and Willis Duncan regarding a wide range of Bank issues.

2. At the 2005 annual meeting of shareholders of CNB Corporation, I personally heard a conversation between Willis Duncan and Horry County Council Chairperson Elizabeth Gilland. In this conversation, Ms. Gilland asked Mr. Duncan a question to the effect of why the Bank did not have a woman Director. Mr. Duncan’s response was that they could not find a qualified woman. There were numerous times over the years when I would raise the idea of putting a woman on the Board of Directors with Jennings and Willis Duncan, to no avail. On one occasion, Mr. Willis Duncan made disparaging comments at a Board meeting about the idea of putting a woman and an African-American on the Board. I moved to go into executive session and, in that session, strongly stated that I thought these remarks were inappropriate and that this attitude was harmful to the Bank.

3. I have attended meetings of the compensation advisory committee in which I personally heard Willis Duncan express the opinion that employees who wanted to make more money were “greedy.”

/s/ Howard B. Smith, III
Howard B. Smith, III

SWORN TO before me this

12th day of April, 2006

/s/ Sally W. Montague
Notary Public for South Carolina
My Commission Expires: 7/2/09

STATE OF ARKANSAS	)
	)	AFFIDAVIT OF BRUCE JOHANSON
COUNTY OF WASHINGTON	)

PERSONALLY APPEARED BEFORE ME, Bruce Johanson, who, being duly sworn, deposes and says that:

1. I am a principal in the firm of Johanson Consulting, Inc., located in Fayetteville, Arkansas. This firm conducts compensation surveys and compensation analyses for a variety of corporate clients, including banks. We have been doing this sort of work for The Conway National Bank since the early 1990’s.

2. Each year we collect data from The Conway National Bank regarding what they pay each employee. We also collect data from a variety of other sources – such as the South Carolina Banker’s Association, other banks, online surveys, and industry data – to establish what the market pay is for these same positions. Then we compare what The Conway National Bank is paying for each position against the market pay for that position. We put this information in the form of a report every year, called the JESAP Update, and show this information in both numerical and graph formats. In the 2005 JESAP Update which was prepared in fall of 2004, for example, Exhibit 5 is a graph showing the “market line” for pay and the line for what the Bank was paying. The line for the Bank’s pay is below most of the market pay lines. In addition, Jennings Duncan requested that certain market comparison numbers were too high in this report and to eliminate them, thus helping to improve the gap between the Bank’s pay and the market pay, thought he true larger gap still existed. In this report and previous past updates, our firm typically eliminates any position’s salary that 50% or higher than the Bank’s comparable salary level. The elimination of the additional numbers when we present our findings is not a common practice.

3. When doing this kind of compensation analysis for other banks, we would typically present our findings to the entire Board of Directors. Neither Willis Duncan nor Jennings Duncan ever asked us to present our findings to the entire Board of Directors of The Conway National Bank, and we never did so.

4. Beginning two or three years ago, our data started to show that pay at The Conway National Bank was falling behind. I discussed this with Jennings Duncan, and recall mentioning the point that the Bank would eventually see an increased amount of employee turnover. The 2005 JESAP Update showed, at Exhibit 6, that the Bank’s full time employees were approximately 2.88% below the market, (As noted, the true variance was actually larger, closer to 4.62%). This is not a severe shortfall and can be corrected – but a business has to be willing to correct it, and my impression was that this Bank was not willing to correct it.

5. There was a substantial pay gap at the teller level. For example, the 2005 JESAP Update shows that some tellers were as much as 20% to 25% below market. The gap at the Head Teller level reached as high as 35%. When I discussed the market pay scale for tellers, Jennings told me that the Bank could not afford to pay that much.

6. There was also a pay gap at the loan supervisor and loan officer levels. Some of the gaps were 40%, 28%, 19%, and 12%. And this is after the variance between the bank line and market line was lowered.

7. There was an anomaly at the upper levels of executive compensation. The 2005 JESAP Update shows Jennings Duncan, the Bank’s President/CEO, being paid at a rate of $183,360 in base salary, which our data showed was roughly 15.89% below the market. I discussed this with him, and he told me that he was essentially “splitting” his salary with his father, Willis Duncan, who was classified as “Chairman of the Board.” The report shows Willis Duncan’s base salary rate at $77,640.00. In effect, therefore, Jennings Duncan was “splitting” a salary of 261,000.00 with his father.

8. By depressing his own salary in order to “split” with his father, Jennings Duncan was creating an unrealistic ceiling of his executive pay in his position and those below him. As long as he was “splitting” his salary with his father, the executives below him were going to be paid under market. This is not a healthy situation in terms of maintaining the Bank’s competitiveness.

9. Our data shows that a typical President for a bank like The Conway National Bank would have a base salary in the range of

$300,000. I understand that the Bank’s current President, Phil Hucks, has a base salary of $230,000.00. This is well within the market range for that position, and in fact is still a bit low, In fact, it is $31,000 less than the “split” salary for Jennings Duncan and Willis Duncan in the 2005 JESAP Update. The $190,000 base salary for Paul Dusenbury, the Executive Vice-President, is closer to the market. I am familiar with executive compensation levels for area Banks in South Carolina and the Southeast region, and would not consider either the Hucks or Dusenbury salaries to be excessive or unreasonable.

/s/ Bruce Johanson
Bruce Johanson

SWORN and subscribed to before me

This 21 day of March, 2006.

/s/ Jennifer Doughty	(L.S.)
Notary Public of Arkansas

My Commission Expires: February 2, 2016

STATE OF NORTH CAROLINA	)
	)	AFFIDAVIT OF
COUNTY OF ORANGE	)	TIMOTHY O’ROURKE

PERSONALLY APPEARED BEFORE ME, Timothy O’Rourke, who, first being duly sworn, deposes and says:

1. I am President and CEO of Matthews, Young & Associates, Inc., a consulting firm in Chapel Hill, North Carolina. The firm is very active in providing executive compensation consulting to a wide variety of banking institutions, including banks in South Carolina and the Coastal Carolina area. The firm has been in business for more than 34 years.

2. As part of our work, we conduct compensation surveys for the North Carolina, South Carolina, and Georgia Banker’s Associations. We maintain a comprehensive bank executive salary database, and are familiar with compensation levels and ranges for bank executives in South Carolina and the coastal region.

3. Our firm was retained to review the compensation of Robert P. Hucks and Paul Dusenbury, the President/CEO and Executive Vice-President of The Conway National Bank. We assessed the base and total compensation of these individuals against data from comparable institutions in our database. Our conclusion was that the compensation for Mr. Hucks and Mr. Dusenbury, even after the raises they received in June, 2005, was well within the acceptable range for banks the size of The Conway National Bank.

/s/ Timothy O’Rourke
Timothy O’Rourke

SWORN TO before me this

7th day of April, 2006

/s/ Cindy K. Jordan
Notary Public for South Carolina
My Commission Expires: July 27, 2009